EXHIBIT 5

Nutter, McClennen & Fish LLP

155 Seaport Boulevard

Boston, MA 02210

November 29, 2005

105641-2

Service Bancorp, Inc.

81 Main Street

Medway, MA 02053

Dear Ladies and Gentlemen:

We have acted as counsel to Service Bancorp, Inc., a Massachusetts corporation (the “Company”), in connection with the preparation and filing of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to up to 59,506 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share, that may be issued under the Company’s Amended and Restated 1999 Stock Option Plan (the “Plan”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to our opinion, on certificates and other inquiries of officers of the Company.

The opinion expressed below is limited to the laws of the Commonwealth of Massachusetts and reported judicial decisions interpreting these laws.

Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued, delivered, and paid for in accordance with the Plan, will be validly issued, fully paid, and nonassessable.

This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Bus. Law. 831 (May 1998).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

/s/ Nutter, McClennen & Fish, LLP

Nutter, McClennen & Fish, LLP

MKK/MLB/MJB